SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.  )*

                              The Mills Corporation
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    601148109
                                    ---------
                                 (CUSIP Number)

                               Todd Turall, Esq.
                          c/o SF Capital Partners Ltd.
                             3600 South Lake Drive
                             St. Francis, WI 53235
                                 (414) 294-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 7, 2006
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            3,630,900 shares of Common Stock
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                3,630,900 shares of Common Stock
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,630,900 shares of Common Stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
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14   TYPE OF REPORTING PERSON*

     IN
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
Item 1.  Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Common Stock") of The Mills Corporation (the "Issuer"). The principal executive office of the Issuer is 1300 Wilson Boulevard, Suite 400, Arlington, VA 22209.

Item 2.  Identity and Background.

(a) This Schedule 13D is filed on behalf of Michael A. Roth and Brian J. Stark (collectively, the "Reporting Persons").

(b) The principal place of business of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

(c) See Item 5.

(d) Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Available net assets were utilized to purchase the securities referred to in this Schedule. The total amount of the funds used to make the purchases described in Item 5 was $145,590,326.27.

Item 4.  Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. Stark (as defined below) believes that the Common Stock represents an attractive investment opportunity at this time. Stark may make additional purchases of Common Stock either in the open market or in private transactions depending on its evaluation of the Issuer's business, prospects, financial condition, the market for the Common Stock, other opportunities available to it, general economic conditions, money and stock market conditions and other future developments and considerations. Depending on the same factors, Stark may decide to sell all or part of its investment in the Common Stock.

Although the purchases of shares of Common Stock reported hereby have been made for investment, at some future time Stark might decide that it is desirable to seek control or otherwise influence the management and policies of the Issuer. Stark intends to engage management of the Issuer in discussions regarding strategies for maximization of value of the Issuer. Stark also will continue to evaluate the performance of its investment in the Common Stock as an investment in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

(a)(b) The Reporting Persons currently beneficially own an aggregate of 3,630,900 shares of Common Stock, or 6.4% of the outstanding shares of Common Stock of the Issuer, which the Company has indicated in its Form 10-Q for the period ended September 30, 2005 to be 56,603,203 shares as of November 4, 2005.

All of the foregoing represents an aggregate of 3,630,900 shares of Common Stock held directly by Shepherd Investments International, Ltd. ("Shepherd"), Stark Trading and Stark International (Shepherd, Stark Trading and Stark International shall collectively be referred to as "Stark"). The Reporting Persons direct the management of Stark Offshore Management, LLC ("Stark Offshore"), which acts as the investment manager and has sole power to direct the management of Shepherd, and Stark Onshore Management, LLC ("Stark Onshore"), which acts as managing general partner and has sole power to direct the management of Stark Trading and Stark International. As the Managing Members of Stark Offshore and Stark Onshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

(c)(d)(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.
Exhibit 2 - Power of Attorney.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2006

                                /s/ Michael A. Roth
                                -------------------------------------
                                Michael A. Roth


                                /s/ Todd M.W. Turall
                                -------------------------------------
                                Todd M.W. Turall, as Attorney-in-fact
                                for Brian J. Stark

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 3,630,900 shares of Common Stock of The Mills Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 8, 2006.

                                /s/ Michael A. Roth
                                -------------------------------------
                                Michael A. Roth


                                /s/ Todd M.W. Turall
                                -------------------------------------
                                Todd M.W. Turall, as Attorney-in-fact
                                for Brian J. Stark

                                                                       Exhibit 2

                               POWER OF ATTORNEY



KNOW ALL MEN BY THESE PRESENTS, that Brian J. Stark, an individual, hereby irrevocably constitute, designate and appoint each of Colin M. Lancaster, Daniel
J. McNally and Todd M. W. Turall, individuals, as his true and lawful agents, with full power of substitution and revocation, severally and not jointly, to represent and with full power to act for and in the name, place and stead of Brian J. Stark from the date hereof until revoked in writing, to execute, acknowledge, verify, deliver and file any and all documents required to be filed by Brian J. Stark with the Securities and Exchange Commission under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Act"), including, but not limited to Schedule 13G, Schedule 13D, Form 3, Form 4 and Form 5 and any successor schedules or forms required under the Act.

IN WITNESS WHEREOF, Brian J. Stark has executed this Power of Attorney on this ____ day of July, 2005



                                            Brian J. Stark


STATE OF WISCONSIN            )
                                       )  SS.
COUNTY OF MILWAUKEE   )


     On this ____ day of July, 2005 before me, the undersigned, personally appeared Brian J. Stark, known personally to me, and having executed the foregoing instrument for the purposes therein contained.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal.



                     ________________, Notary Public, State of Wisconsin My Commission expires ____________________